FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2008	CRYPTOLOGIC LIMITED _______________________________ Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY, CXY; NASDAQ: CRYP; LSE: CRP

ALL FINANCIAL FIGURES ARE IN US$

CryptoLogic’s investment in online mahjong sparks breakthrough in China
Mahjong Time gains access to 50 per cent of the Internet cafés in China.

August 27, 2008 (Dublin, IRELAND and SINGAPORE) – CryptoLogic Limited’s investment in Mahjong Time, a provider of online mahjong software and an official partner of the World Series of Mahjong, has helped the Internet gaming software company take major strides in Asia. Mahjong Time has recently signed a licensing agreement under which the company gains access to 50 per cent of the Internet cafés in China.

“All of CryptoLogic’s Asian investments are meeting or exceeding their targets — and ours. We knew the global mahjong market had huge potential, and that potential is quickly turning into reality,” said Brian Hadfield, CryptoLogic’s President and CEO. “As CryptoLogic’s Asian business continues to grow, our investments in different partners and platforms enable us to penetrate each market more effectively — for the benefit of our customers, our players and our shareholders.”

Under the agreement, Mahjong Time will be able to take advantage of a comprehensive marketing presence in more than 30 provinces and 251 cities through some 1,200 wholesale distributors.

“Thanks to CryptoLogic’s investment, we’ve been able to grow even more quickly, capitalizing on the enduring popularity of a game enjoyed by more than 600 million people worldwide,” said William Sutjiadi, CEO of Mahjong Time. “Our partnership with various Asian licensees demonstrates Mahjong Time’s commitment to work with companies who offer value and vision – and to deliver the best software solutions to our customers.”

Asia is quickly becoming the next major geographic area for online gaming. In fact, industry experts expect Asia to be the fastest growing and ultimately the largest online gaming market in the world. China is now the largest Internet market with 253 million users, surpassing the United States for the world’s number one spot.

“CryptoLogic chooses its partners with great care, and it’s exciting to see our faith in Mahjong Time rewarded,” said Shailesh Naik, Managing Director of CryptoLogic Asia Pacific. “With these sorts of results, CryptoLogic is on track to be a leader in Asia tomorrow, just as we are in Europe today.”

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic( Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (CRY, CXY), the NASDAQ Global Select Market (CRYP) and the Main Market of the London Stock Exchange (CRP).

{00048119 SML}TEL 353 (0) 1 631 9000 FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

2

About Mahjong Time® (www.mahjongtime.com)

Launched in 2005, Mahjong Time is an innovative provider of premier mahjong software and turnkey solutions and the official Internet partner of the World Series of Mahjong. MahjongTime.com is the leading online mahjong club where the worldwide community of mahjong players can play mahjong anytime, anywhere without having to download any software.

###

For more information, please contact:

CryptoLogic, 35316641682	Argyle Communications, (416) 968-7311 (North American and gaming industry media)
Stephen Taylor, Chief Financial Officer	Karen Passmore, ext 228 kpassmore@argylecommunications.com
Daniel Tisch, ext 223 dtisch@argylecommunications.com
Corfin Communications (UK media only)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 977 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.